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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               SCHEDULE 13E-4/A-2

                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                            ENVIROTEST SYSTEMS CORP.

                                (Name of Issuer)

                            ENVIROTEST SYSTEMS CORP.

                      (Name of Person(s) Filing Statement)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                            ------------------------

                                   29409W105
                     (Cusip Number of Class of Securities)

                            ENVIROTEST SYSTEMS CORP.
                                246 SOBRANTE WAY
                              SUNNYVALE, CA 94086
                                 (408) 774-6300

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:

                           NICHOLAS P. SAGGESE, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3144
                                 (213) 687-5000

                            ------------------------

                                AUGUST 19, 1997

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            ------------------------

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    This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") originally filed on August 19, 1997 and amended on September 18, 1997 relating to the tender offer by Envirotest Systems Corp., a Delaware corporation ("Envirotest" or the "Company"), to purchase up to 4,444,444 shares of its Class A Common Stock, par value $.01 per share (the "Shares"), at prices, net to the seller in cash, not greater than $4.50 nor less than $3.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement. This Amendment No. 2 to the Schedule 13E-4 also constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to Schedule 13E-4. Capitalized terms used herein but not defined shall have the meaning assigned to such term in the Offer to Purchase.

ITEM 8.  ADDITIONAL INFORMATION.

    Item 8(e) is hereby supplemented and amended as follows:

    On September 26, 1997, the Company issued a press release announcing the final results of the Offer which expired at 5:00 pm, New York City time, on September 17, 1997 and pursuant to which the Company accepted for payment 4,388,091 Shares at a price of $4.50 per Share. The Shares purchased pursuant to the Offer represent approximately 33.2% of the 13,204,396 Shares outstanding immediately prior to the Offer (approximately 25.4% assuming the exercise of all outstanding vested stock options and the conversion of all outstanding Class B Common Stock and Class C Common Stock of the Company). The press release is attached hereto as Exhibit (a)(12) and is incorporated herein by reference

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended by the addition of the following Exhibit:

    (a)(12)  Form of Press Release issued by the Company dated September 26,
1997

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                ENVIROTEST SYSTEMS CORP.

                                By:  /s/ CHESTER C. DAVENPORT
                                     -----------------------------------------
                                     Name: Chester C. Davenport
                                     Title: Chairman
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Dated: September 26, 1997

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                               INDEX TO EXHIBITS

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
  ITEM                                               DESCRIPTION
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
(a)(12)    Form of Press Release issued by the Company dated September 26, 1997